K Wave Media Ltd.
c/o Maples Corporate Services Limited
PO Box 309, Ugland House
Grand Cayman, KY1-1104
Cayman Islands

August 23, 2024

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Rebekah Reed
Erin Jaskot

RE:	K Wave Media Ltd.
Amendment No. 3 to Registration Statement on Form F-4
Filed July 26, 2024
File No. 333-278221

Dear Ms. Reed and Mr. Jaskot:

On behalf of K Wave Media Ltd. (“K Wave” or the “Company”), we are responding to the letter from the staff of the Division of Corporation Finance Office of Trade & Services (the “Staff”) dated August 16, 2024 (the “Comment Letter”) regarding K Wave’s Amendment No. 3 to Registration Statement on Form F-4 filed with the Securities and Exchange Commission (the “SEC”) on July 26, 2024 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is submitting Amendment No. 4 to the Registration Statement on Form F-4 (“Amended Registration Statement”) via EDGAR to the Commission for review in accordance with the procedures of the Commission.

The Company has responded to all of the Staff’s comments by revising the Amended Registration Statement to address the comments, by providing an explanation if the Company has not so revised the Amended Registration Statement, or by providing supplemental information as requested. The Staff’s comments are repeated below in italics and followed by the Company’s response. We have included page references to the Amended Registration Statement where the language addressing a particular comment appears. Terms used but not otherwise defined herein have the meanings set forth in the Amended Registration Statement. The changes reflected in the Amended Registration Statement include those made in response to the Staff’s comments as well as other updates.

For ease of reference, the text of the Division of Corporation Finance Office of Trade & Services’ comment is included in bold-face type below, followed by the Company’s response.

Amendment No. 3 to Registration Statement on Form F-4 filed July 26, 2024

Letter to Stockholders of Global Star Acquisition Inc., page i

1. We note your response to prior comment 1 and reissue in part. Please state in the second paragraph where you discuss the business combination agreement, as well as at the outset of the paragraph beginning, “The closing of the business combination is subject to certain conditions...,” that K Enter has minimal independent operations and does not presently own a controlling interest in any other entities, as this appears to remain accurate despite the structural changes to the transaction and merger agreement. Additionally, we reissue the request for cross-references to the questions and answers at page 14, as well as comparable disclosure early in the summary of the proxy statement/prospectus beginning at page 18 and the description of the acquisition merger beginning at page 106.

Response: The Company respectfully acknowledges the Staff’s comment. The Company has addressed the Staff’s comment in the Letter to Stockholders and at pages 19 and 106 of the Amended Registration Statement.

Q: Will Global Star or K Enter be raising any financing in connection with the Business

Combination?, page 6

2. We note that you are obligated to pay the current owner of Play Company approximately $20.5 million between the time of closing and January 31, 2025. Given the current trust account balance of approximately $13 million, please indicate how you intend to make such payments (assuming you are unable to raise a PIPE) and whether there has been any modification to your obligations to make such payments in light of the current trust account balance. Please disclose how the inability to make such payments could impact the combined company and whether there is a risk that you may be unable to complete the acquisition of Play Company or any of the other Six Korean Entities given the trust account balance. Add risk factor disclosure as appropriate.

Response: The Company respectfully acknowledges the Staff’s comment. The Company has addressed the Staff’s comment at pages 6 and 51 of the Amended Registration Statement.

Proposal No. 2 - The Acquisition Merger Proposal

Background of the Business Combination, page 111

3. Please revise to elaborate on why K Enter and Global Star elected to enter into the third amendment to the merger agreement to condition the closing of the Business Combination on K Enter’s acquisition of a controlling interest in all Six Korean Entities, rather than solely Play Company and Solaire Partners.

Response: The Company respectfully acknowledges the Staff’s comment. The Company has addressed the Staff’s comment at page 121 of the Amended Registration Statement.

Supplemental Information: K Enter Forecasts

Play Company Co., Ltd., page 143

4. We note your response to prior comment 14, particularly the disclosure at page 45 that Play Company expects to generate approximately $5 million in revenues from HYBE in 2024 but is “expected to generate a sufficient amount of merchandising revenues from [the SM Entertainment] agreement to replace a large proportion of the possible loss of HYBE-related revenues.” Where you discuss the material assumptions underlying Play Company’s projected revenues presented in this section, please disclose the projected revenue assumed to be generated by HYBE and SM Entertainment for each year in the projections. Please provide this information in KRW so that investors can better understand it in context of the financial projections.

Response: The Company respectfully acknowledges the Staff’s comment. The Company has addressed the Staff’s comment at page 45 of the Amended Registration Statement.

Proposal No. 4 - The Director Proposal

Election of Directors, page 153

5. It appears from disclosure elsewhere that Young Jae Lee is no longer CEO of K Enter and that Tan Chin Hwee is interim CEO of K Enter, and that Young Jae Lee is no longer expected to serve as CEO of Pubco. Please revise the tabular disclosure in this section accordingly or advise. Make similar revisions to the tabular disclosure at page 287.

Response: The Company respectfully acknowledges the Staff’s comment. The Company has addressed the Staff’s comment at pages 153 and 289 of the Amended Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of K Enter Acquisitions of Six Korean Entities, page 202

6. We note your response to prior comment 10 and reissue in part. Please remove or revise your statement that, “...one of these acquisitions will allow us to expedite the development of a fourth capability,” as it implies that K Enter will still acquire First Virtual or another content virtualization company.

Response: The Company respectfully acknowledges the Staff’s comment. The Company has addressed the Staff’s comment at page 202 of the Amended Registration Statement.

General

7. While we note that the merger agreement has been amended to provide that the closing of the acquisitions of all Six Korean Entities is a condition to closing of the business combination and that Global Star has committed, via disclosure in the prospectus, to not mail proxy materials to its shareholders until after the acquisitions are completed, we continue to have the following concerns and questions regarding the structure of the transaction and the anticipated events leading up to and following effectiveness of the registration statement:

●	It appears that the condition to closing that K Enter has acquired controlling interests in all Six Korean Entities is waivable by the parties to the merger agreement. Please clarify whether this condition is waivable and, if so, how this is consistent with your revised disclosure indicating increased certainty regarding the acquisitions. We note your disclosure that Global Star does not “currently” intend to waive this condition, but this does not resolve the question as to whether less than all six entities ultimately could be acquired if their intentions change. Also explain how the possibility of waiving this condition is consistent with your disclosure that Global Star will not mail the proxy materials until all six acquisitions are complete. Further, given your intention to close the acquisitions “promptly” after effectiveness, it is unclear why the condition is waivable as presumably the acquisitions will be settled and ready for closing at the time of effectiveness of the F-4.

Response: The Company respectfully acknowledges the Staff’s comment, and responds that the Business Combination closing condition that K Enter has acquired controlling interests in all Six Korean Entities is waivable by the parties to the Merger Agreement. While the parties currently have no intention to waive this closing condition, it is theoretically possible that the closing of one or more of the Six Korean Entities becomes unworkable due to bankruptcy or other legal proscription, like a court order precluding a closing. Accordingly, while unlikely it is theoretically possible that the parties waive this closing condition. We submit that the possibility of waiving this closing condition is entirely consistent with the disclosure that Global Star will not mail the proxy materials until the acquisitions of all Six Korean Entities are complete. In the unlikely scenario the parties waive this closing condition, Global Star will not mail the proxy materials, based on the effective registration statement on Form F-4, rather the parties will file a post-effective amendment to the effective registration statement on Form F-4 to disclose the change in K Enter’s acquisition of the Six Korean Entities. Global Star will not mail the proxy materials until the post-effective amendment to the effective registration statement on Form F-4 is cleared by the SEC Staff. Finally, the parties do plan to close the acquisitions of the Six Korean Entities “promptly” after the registration statement on Form F-4 is declared effective and we do not expect any delay in closing the acquisitions of the Six Korean Entities, however we cannot predict or guarantee the infinite possibilities that could preclude K Enter’s closing of one or more of the Six Korean Entities. Thus, as is common in all business combination agreements, the parties retain the option waive some of the conditions to the closing of the Business Combination.

●	While you disclose that K Enter expects to close the acquisitions “promptly” after effectiveness of the Form F-4, the current disclosure is unclear as to the precise timing which raises issues as to the certainty of acquiring all six entities. If K Enter will proceed to close the acquisitions in connection with, and either at or as soon as practicable after, effectiveness of the F-4, and you will mail proxy materials to shareholders immediately after effectiveness of the F-4, please revise throughout to state this clearly and remove disclosure suggesting the acquisition of the Six Korean Entities, and the timing of closing, is uncertain. Alternatively, if you are uncertain when closing will occur, please tell us when you plan to mail proxy materials to shareholders and whether such proxy materials will differ from those included in the proxy statement/prospectus at the time of effectiveness of the F-4. Lastly, you continue to refer to the circulation of “updated or supplemental” proxy materials to shareholders in the event of “any material change to K Enter’s planned acquisition of the Six Korean Entities,” which is confusing alongside your revised disclosure that the closings will definitively occur by the time final proxy materials are mailed.

Response: The Company respectfully acknowledges the Staff’s comment, and responds that the parties expect K Enter to close the acquisitions of the Six Korean Entities within 24 to 72 hours after the registration statement on Form F-4 is declared effective. We note that Global Star does not plan to mail the proxy materials to its shareholders immediately after the registration statement on Form F-4 is declared effective, rather Global Star plans to mail the proxy materials to its shareholders immediately after K Enter closes the acquisitions of the Six Korean Entities. Finally, with respect to the references in the registration statement on Form F-4 to “updated or supplemental” proxy materials, we note that while we do not expect any issues with K Enter’s prompt closing of the acquisitions of the Six Korean Entities, as noted above we cannot guarantee such closings, accordingly, there is a possibility, however unlikely, that a change occurs that could mandate the filing of “updated or supplemental” proxy materials. In the event the parties do file “updated or supplemental” proxy materials, Global Star will not mail any proxy material to its shareholders until the SEC Staff clears the “updated or supplemental” proxy materials.

●	There remain a number of statements throughout the proxy statement/prospectus that continue to imply uncertainty about whether K Enter will be able to acquire controlling interests in the Six Korean Entities. For example, at page 20 you state that, “There can be no assurances that K Enter will be able to acquire controlling interests in all of the Six Korean Entities...,” and at page 33 you identify as a risk that “K Enter fails to successfully and timely consummate its acquisition of one or more of the Six Korean Entities.” Given that acquisition of the Six Korean Entities is a condition to closing, it is unclear why you are including such disclosure. Please revise to remove the uncertainties or explain to us why such acquisitions are uncertain.

Response: The Company respectfully acknowledges the Staff’s comment, and responds that the parties included the disclosures at page 20 that “There can be no assurances that K Enter will be able to acquire controlling interests in all of the Six Korean Entities...,” and the risk factor at page 33 that “K Enter fails to successfully and timely consummate its acquisition of one or more of the Six Korean Entities,” because as noted above we cannot guarantee that K Enter will close the acquisitions of the Six Korean Entities, just as we cannot guarantee that the Business Combination will be consummated. While we are prepared for K Enter to close the acquisitions of the Six Korean Entities within 24 to 72 hours after the registration statement on Form F-4 is declared effective, we cannot not 100% guarantee such outcome. Thus, we have disclosed in the registration statement on Form F-4, that there can be no assurances that K Enter will be able to acquire controlling interests in all of the Six Korean Entities.

Please call Daniel Nunn of Nelson Mullins Riley & Scarborough LLP at (904) 665-3601 or James Prestiano of Loeb & Loeb LLP at (212) 407-4831 if you have any questions or if would like additional information with respect to any of the foregoing.

Thank you.

Very truly yours,

/s/ Anthony Ang
Name:	Anthony Ang
Title:	Chairman

Enclosures

cc:	Mr. Tan Chin Hwee Executive Chairman and Interim Chief Executive Officer K Enter Holdings, Inc.

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